Emerald Health Therapeutics Terminates Agreement for Sale of Quebec Cannabis Business

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VANCOUVER, December 4, 2020 - Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) today announced that it has terminated its share purchase agreement dated July 30, 2020 (the "Agreement") with Quinto Resources Inc. ("Quinto") in respect of the proposed sale of Emerald's wholly-owned subsidiaries, Verdélite Sciences, Inc. ("Verdélite Sciences") and Verdélite Property Holdings, Inc. ("Verdélite Property" and, together with Verdélite Sciences, the "Subsidiaries"). The Subsidiaries together own and operate a premium 88,000 square foot craft cannabis production indoor facility in St. Eustache, Québec.

Pursuant to the Agreement, either party is entitled to terminate the Agreement on written notice to the other in the event that closing has not occurred on or before August 31, 2020. To date Quinto has failed to meet the closing conditions, including requirements to obtain stock exchange and shareholder approval. As a result, the Company has terminated the Agreement.

"It was becoming increasingly apparent that Quinto would be unable to complete the proposed transaction, hence it was important for us to obtain clarity and terminate this transaction. Verdelite remains a sophisticated cannabis production operation with a growing business base in Quebec," said Riaz Bandali, President and CEO. "Moving forward we will consider other options for the Verdelite business, but in the meantime we are pleased to continue to operate this facility and produce quality product for sale under our successful Souvenir brand in Quebec."

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation and production excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include operation of the Verdelite business; production of cannabis; and consideration of options for the Verdelite business.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.